04002641

SECURITIE[...] [...]SSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2004
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42966

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIRIGO INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 HIGH STREET
(No. and Street)

ELLSWORTH	MAINE	04605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sonya Mitchell (207) 667-9963
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERRY, DUNN, MCNEIL & PARKER (207) 942-1600
(Name – *if individual, state last, first, middle name*)

100 Middle Street	Portland	MAINE	04104-1100
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sonya Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIRIGO INVESTMENTS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sonya Mitchell
Signature and Date

Acting President
Title

Frank T. Roberts Jr.
exp 7-19-09
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIRIGO INVESTMENTS, INC.

FINANCIAL STATEMENTS

December 31, 2003

With Independent Auditors' Report

BERRY. DUNN. MCNEIL & PARKER

B D M P

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

DIRIGO INVESTMENTS, INC.

December 31, 2003

Table of Contents

BERRY. DUNN. MCNEIL & PARKER
BDMP
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Dirigo Investments, Inc.

We have audited the accompanying statement of financial condition of Dirigo Investments, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dirigo Investments, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 7 to the financial statements, the Board of Directors voted to liquidate the Company in 2004, and to transfer its assets, liabilities and operations to Bar Harbor Banking and Trust Company, a wholly-owned subsidiary of Bar Harbor Bankshares.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 4, 2004

PORTLAND, ME · BANGOR, ME · LEBANON, NH · MANCHESTER, NH
WWW.BDMP.COM

DIRIGO INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2003

ASSETS

Cash	$ 181,720
Money market funds on deposit with clearing broker	25,339
Money market funds, other	24,003
Total cash and cash equivalents	231,062
Receivable from clearing broker	34,596
Insurance commission receivable	17,796
Income tax receivable	201,325
Deferred tax asset	121,200
Furniture and equipment, at cost, net of accumulated depreciation of $38,680	34,992
Securities owned, not readily marketable, at estimated fair value	1,000
Other assets	8,342
Goodwill	300,000
Total assets	$ 950,313

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to clearing broker	$ 12,146
Other accounts payable and accrued expenses	117,544
Total liabilities	129,690
Commitments (Notes 2, 3, 5 and 7)	
Stockholder's equity	
Common stock of no par value; authorized 100 shares, issued 100 shares	50,000
Additional paid-in capital	2,458,218
Accumulated deficit	(1,662,595)
	845,623
Less cost of treasury stock, 50 shares	(25,000)
Total stockholder's equity	820,623
Total liabilities and stockholder's equity	$ 950,313

The accompanying notes are an integral part of these financial statements.

DIRIGO INVESTMENTS, INC.

Statement of Operations

Year Ended December 31, 2003

Revenues	
Commissions	$ 340,989
Income from insurance products	114,149
Interest	19,347
Other	17,780
Total revenues	492,265
Expenses	
Employee compensation and benefits	531,148
Transaction clearing charges	84,430
Communications and data processing	91,111
General office and operating expenses	415,027
Depreciation	12,420
Interest	833
Goodwill impairment	75,000
Securities owned impairment	28,300
Total expense	1,238,269
Loss before income tax benefit	(746,004)
Income tax benefit	253,642
Net loss	$ (492,362)

The accompanying notes are an integral part of these financial statements.

DIRIGO INVESTMENTS, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2003

	Common Stock				Treasury Stock		
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Shares	Amount	Total
Balance, December 31, 2002	100	$ 50,000	$ 2,108,218	$ (1,170,233)	50	$ (25,000)	$ 962,985
Net loss	-	-	-	(492,362)	-	-	(492,362)
Capital contributions	-	-	350,000	-	-	-	350,000
Balance, December 31, 2003	100	$ 50,000	$ 2,458,218	$ (1,662,595)	50	$ (25,000)	$ 820,623

The accompanying notes are an integral part of these financial statements.

DIRIGO INVESTMENTS, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2003

Subordinated borrowing at December 31, 2002	$ 100,000
Payment of subordinated note	(100,000)
Subordinated borrowing at December 31, 2003	$ -

The accompanying notes are an integral part of these financial statements.

DIRIGO INVESTMENTS, INC.

Statement of Cash Flows

Year Ended December 31, 2003

Cash flows from operating activities	
Net loss	$ (492,362)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation	12,420
Goodwill impairment	75,000
(Increase) decrease in	
Due from clearing brokers	(7,122)
Insurance commissions receivable	(17,796)
Income tax receivable and deferred tax asset	66,357
Other assets	72,070
Increase (decrease) in	
Payable to clearing broker	(1,438)
Accounts payable and accrued expenses	34,217
Net cash used by operating activities	(258,654)
Cash flows from financing activities	
Capital contributions	350,000
Repayment of subordinated note	(100,000)
Net cash provided by financing activities	250,000
Net increase in cash and cash equivalents	(8,654)
Cash and cash equivalents, beginning of year	239,716
Cash and cash equivalents, end of year	$ 231,062

The accompanying notes are an integral part of these financial statements.

Nature of Business

The Company, a Maine registered investment advisor, is a wholly-owned subsidiary of BTI Financial Group, Inc. (Parent). BTI Financial Group, Inc. is a wholly-owned subsidiary of Bar Harbor Bankshares. The Company is primarily engaged in the business of executing securities transactions as a discount broker for clients. The Company is an introducing broker; therefore, its customer accounts are held and maintained by an independent clearing broker. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investors Protection Corporation). The Company's offices are located in Ellsworth and Bangor, Maine.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes they are not exposed to any significant risk with respect to these accounts.

1. Summary of Significant Accounting Policies

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Revenues

Securities transactions and commission revenues are reported on the trade date, as if they had settled.

Goodwill

The Company has goodwill with a carrying amount of $300,000. The Company performs the annual impairment testing as required by SFAS No. 142 whereby the Company estimates the value of goodwill utilizing several standard valuation techniques, including discounted cash flow analysis, as well as an estimation of the impact of current business conditions on the long-term value of the goodwill. Management and the Board of Directors determined there was impairment of $75,000 for 2003.

Furniture and Equipment

Furniture and equipment is depreciated by the straight-line method over the estimated useful lives of the respective assets.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Bar Harbor Bankshares. Income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax liability or benefit calculated is either remitted to or received from Bar Harbor Bankshares. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred tax asset of $121,200 is a result of temporary differences related to accounting for goodwill.

Securities Owned

Securities owned are classified as trading securities and are recorded at estimated fair market value. Impairment losses are charged to operations as incurred.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days, including funds on deposit with its clearing broker, that are not held for sale in the ordinary course of business.

2. Money Market Funds on Deposit with Clearing Broker

The Company is required by contract to maintain a minimum deposit of $25,000 with the independent clearing broker that holds and maintains its customer accounts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $151,389 which was $101,389 in excess of its required net capital of $50,000. The Company's net capital ratio was .86 to 1.

4. **Related Party Transactions**

The Company is part of a group affiliated through common ownership and shares certain operating expenses with the other members of the group. Transactions with these related parties for the year ended December 31, 2003 include commissions income received from trades on behalf of clients of affiliates of $45,305 and expenses paid to Parent of $146,316 for occupancy and administrative costs.

The Company maintains cash in accounts with Bar Harbor Banking and Trust Company, an affiliate, for operating and minimum net capital requirements, which totaled $80,316 at December 31, 2003.

5. **Retirement Plan**

The Company is covered by the Bar Harbor Bankshares 401(k) plan. The plan covers all qualified employees who have met eligibility requirements. The employees may contribute up to 50% of their compensation and the Company matches 50% of the first 3% of compensation and 25% of the next 3% of compensation. Additionally, a discretionary contribution determined by Bar Harbor Bankshares, of 4% of salaries, was made for 2003. Matching and discretionary contributions made by the Company were $13,291 for the year ended December 31, 2003.

6. **Subordinated Borrowing**

During 2003 the Company repaid the subordinated borrowing.

7. **Transfer of Operations**

During 2003 the Board of Directors, as part of a larger corporate restructuring plan, voted to integrate the Company's operations, including all assets and liabilities, into Bar Harbor Banking and Trust Company. Upon completion of the integration, the Company will discontinue its operations as an independent broker dealer and the corporate entity dissolved. These events are expected to be completed in 2004.

Schedule I

DIRIGO INVESTMENTS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net capital	
Stockholder's equity	$ 820,623
Deduct:	
Income tax receivable and deferred tax asset	(322,525)
Furniture and equipment, net	(34,992)
Securities owned, not readily marketable	(1,000)
Other assets	(8,906)
Goodwill	(300,000)
Haircut on money market deposit with broker	(1,811)
Net capital	$ 151,389
Aggregate indebtedness	
Payable to clearing broker	$ 12,146
Accounts payable and accrued expenses	117,544
Other liability	532
Total aggregate indebtedness	$ 130,222
Computation of basic net capital requirement	
Minimum net capital required	$ 50,000
Excess net capital	101,389
Total net capital	$ 151,389
Ratio: Aggregate indebtedness to net capital	.86 to 1

Note: A reconciliation to the Company's Part II (unaudited) FOCUS report is not included, as the difference is not material.

Schedule II

DIRIGO INVESTMENTS, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The provisions of this rule are not applicable to Dirigo Investments, Inc. pursuant to rule 15c3-3 paragraph (k)(2)(ii). Dirigo Investments, Inc. is an introducing broker/dealer, which clears all transactions with and for customers on a fully-disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker.

DIRIGO INVESTMENTS, INC.

Information Relating To Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The provisions of this rule are not applicable to Dirigo Investments, Inc. pursuant to rule 15c3-3 paragraph (k)(2)(ii). Dirigo Investments, Inc. is an introducing broker/dealer, which clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker.

BERRY.DUNN.MCNEIL & PARKER

B D M P

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Stockholder
Dirigo Investments, Inc.

In planning and performing our audit of the financial statements of Dirigo Investments, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We did note findings by regulators involving the control environment, including control activities. These findings were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Dirigo Investments, Inc. for the year ended December 31, 2003.

These findings came to our attention in a Letter of Caution to the Company from the National Association of Securities Dealers, Inc. dated December 17, 2003 related to its field examination completed on September 24, 2003 and a letter to the Company dated August 1, 2003 from the SEC Boston District Office related to its examination of the books and records of the Company. The Company responded by letter to each report, indicating appropriate actions had been taken to correct the findings.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives. The findings referred to in the preceding paragraph do not affect our report on the financial statements.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Portland, Maine
February 4, 2004